EXHIBIT 99.1

Osisko Development Provides Bulk Sample and Underground Development Progress Update at Cariboo Gold Project

MONTREAL, Dec. 13, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to provide a progress update for its ongoing bulk sample and underground development activities at its 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada.

The Company has now successfully completed 100% of the underground development, totalling approximately 1,172 meters, to access the target area of the contemplated bulk sample in the Lowhee Zone of the deposit.

Preparations are underway and in their final stages to extract 10,000 metric tonnes of mineralized material. Stope preparation is largely complete with blasting and extraction expected to be completed in the coming weeks. Results of the bulk sample are anticipated in Q1 2025 supporting ongoing work on the optimized feasibility study expected to be completed in Q2 2025.

"Our team has made significant progress on underground development with ~1.2 kilometers completed to reach the bulk sample target area. We are now in the heart of the orebody in the Lowhee Zone and getting preliminary visual confirmation of the geology underpinning the Cariboo Gold Project. We have included some images from these zones in this release and are encouraged by our preliminary assessments. Once the bulk sample is extracted, it will undergo ore sorter testing at Tomra's facility in Saskatoon, Saskatchewan and processing into a concentrate. These steps will provide valuable grade reconciliation data relative to the resource model and validate our assumptions on ore sorting. Both efforts are expected to significantly derisk the project from a technical standpoint as we continue to progress towards securing a fully funded financing solution to advance the project," commented Sean Roosen, Founder, Chairman and CEO.

Figure 1: Visible sulfide mineralization in the bottom sill development.

Figure 2: Bulk sample location. Ramp progress 100% complete.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Daniel Downton, P.Geo., Chief Resource Geologist of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

Information relating to the Cariboo Gold Project and the current feasibility on the Cariboo Gold Project and the assumptions, qualifications and limitations thereof is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the " 2023 Cariboo FS"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the Company being construction and operation ready; unlocking Cariboo's potential for shareholders, Indigenous nations and other stakeholders; the job creation and long-term opportunities created for the community; the ability of the Company to complete the optimized feasibility study and the scope, results and timing of thereof; progress in respect of pre-construction activities at Cariboo including bulk sample and underground development work; category conversion; the timing and status of permitting; the future development and operations at the Cariboo Gold Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; the ability of the Company to obtain future financing and the terms of such financing including a fully-funded solution for the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for Cariboo to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Photos accompanying this announcement are available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/d6144ffd-004b-45be-a5e2-c4a2595a6329
https://www.globenewswire.com/NewsRoom/AttachmentNg/d84f980d-0290-41a5-a5c2-de6634b55e8c
https://www.globenewswire.com/NewsRoom/AttachmentNg/4af886f5-fe34-4b58-b196-bb0c1ed81812
https://www.globenewswire.com/NewsRoom/AttachmentNg/4c52b7dd-30fc-4e8b-a8fe-79d7bebfafc3